Mail Stop 4561

February 27, 2007

Mr. Kevin A. DeNuccio
Chief Executive Officer and President
Redback Networks Inc.
300 Holger Way
San Jose, CA 95134

      Re: **Redback Networks Inc.**
                Form 10-K for the Fiscal Year Ended December 31, 2005
                Form 10-Q for the Quarterly Period Ended March 31, 2006
                Form 10-Q for the Quarterly Period Ended June 30, 2006
                Form 10-Q for the Quarterly Period Ended September 30, 2006
                File No. 000-30961

Dear Mr. DeNuccio:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                Sincerely,

                                Stephen Krikorian
                                Accounting Branch Chief